SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*


                         Active Power, Inc.
               -----------------------------------------
                        (Name of Issuer)


                     Common Stock, $0.001 par value
               -----------------------------------------
                      (Title of Class of Securities)


                             00504W100
               -----------------------------------------
                          (CUSIP Number)


                           December 31, 2011
               -----------------------------------------
          (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [x] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  CUSIP No. 00504W100


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Rho Management Partners L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            4,545,828 Shares

      6     SHARED VOTING POWER

            0 Shares


      7     SOLE DISPOSITIVE POWER

            4,545,828 Shares


      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,545,828 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.7%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN/IA

                                  CUSIP No. 00504W100

1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Atlas Capital Corp.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            4,545,828 Shares

      6     SHARED VOTING POWER

            0 Shares


      7     SOLE DISPOSITIVE POWER

            4,545,828 Shares


      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,545,828 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.7%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO/IA

                                  CUSIP No. 00504W100

1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Joshua Ruch


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America and Republic of South Africa


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            6,432,176 Shares

      6     SHARED VOTING POWER

            0 Shares


      7     SOLE DISPOSITIVE POWER

            6,432,176 Shares


      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,432,176 Shares



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.0%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

     This Amendment No. 3 to Schedule 13G for Active Power, Inc., a Delaware corporation (the "Company"), amends a Schedule 13G, originally dated as of June 20, 2008, as amended as of December 31, 2008 and December 31, 2010, relating to the Company's shares of Common Stock (the "Shares"), $0.001 par value per share, beneficially owned by Rho Management Partners L.P., Atlas Capital Corp., and Joshua Ruch as of December 31, 2011 (the "Event Date").

     Immediately following the Event Date, as of January 1, 2012 Rho Management Partners L.P. changed its name to Pinnacle Management Partners L.P., and the general partner of Pinnacle Management Partners L.P. was changed from Atlas Capital Corp. to Atlas Capital Holding L.L.C. Such changes do not affect the beneficial ownership of the Shares reported hereby. This Amendment No. 3 is filed using the names in effect on the Event Date.

     This Amendment No. 3 to the statement on Schedule 13G amends and restates the previously filed statement in its entirety, as follows below.




     Item 1(a) Name of issuer: Active Power, Inc., a Delaware corporation.

     Item 1(b) Address of issuer's principal executive offices: 2128 W. Braker Lane, BK 12, Austin, Texas 78578.


     Item 2.  Identity of Persons Filing.

     (a) This Statement is being filed by Rho Management Partners L.P. ("RMP"), a Delaware limited partnership, Atlas Capital Corp. ("Atlas"), a Delaware corporation, and Joshua Ruch, an individual resident of the United States. RMP serves as investment advisor to or general partner of various investment vehicles, and as such may be deemed to exercise investment and voting control over Shares registered in the names of such vehicles. As general partner of RMP, Atlas may be deemed to exercise investment and voting control over the Shares deemed beneficially owned by RMP. As the sole shareholder of Atlas, Joshua Ruch may be deemed to exercise investment and voting authority over the Shares deemed beneficially owned by Atlas.

     As noted in the introductory paragraphs to this Amendment No. 3, following the Event Date of this Amendment, RMP changed its name to Pinnacle Management Partners L.P., and Atlas Capital Holding L.L.C., a Delaware limited liability company, was substituted as sole general partner of the renamed Pinnacle Management Partners L.P. in the place of Atlas. Such changes do not affect the beneficial ownership of the Shares reported hereby.

     (b)-(c) Rho Management Partners L.P. is a Delaware limited partnership with its address at 4 Dune Road, East Quogue, New York 11942.

     Atlas Capital Corp. is a Delaware corporation, with its address at 4 Dune Road, East Quogue, New York 11942.

     Mr. Ruch is a citizen of the United States of America and of the Republic of South Africa, with his business address at 4 Dune Road, East Quogue, New York 11942.

     2(d)  Title of class of securities: Common Stock

     2(e)  CUSIP No.:   00504W100


     Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange
Act.

     (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (I) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.
[x]


      Item 4.  Ownership

      See cover page for each reporting person.

      4,545,124 of the Shares reported hereby are registered in the names of investment vehicles over which RMP has sole voting and investment control. An additional 704 Shares are registered in the name of RMP directly. RMP may accordingly be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 4,545,828 Shares, constituting 5.7% of the Company's shares outstanding as of the date of the Company's most recently filed Form 10-Q.

     Atlas, as sole general partner of RMP, may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner, with sole voting and investment authority, of the 4,545,828 Shares deemed beneficially owned by RMP hereunder, constituting 5.7% of the Company's shares outstanding as of the date of the Company's most recently filed Form 10-Q.

     Joshua Ruch, as sole shareholder of Atlas, may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the 4,545,828 Shares reported by Atlas hereunder. When such number of Shares is taken together with Shares held by Joshua Ruch, and certain other family or foundation vehicles over which he exercises sole investment and voting control, Joshua Ruch may be deemed to own beneficially an aggregate of 6,432,176 Shares, constituting 8.0% of the Company's shares outstanding as of the date of the Company's most recently filed Form 10-Q.


      Item 5.  Ownership of 5 Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
[ ]


     Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

     Not applicable.



     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.



     Item 8.  Identification and Classification of Members of the Group.

     Not applicable.



     Item 9.  Notice of Dissolution of Group.

     Not applicable.



     Item 10. Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2012



PINNACLE MANAGEMENT PARTNERS L.P.
formerly known as RHO MANAGEMENT PARTNERS L.P.
By:  ATLAS CAPITAL HOLDING L.L.C.,
     Its General Partner



By: /s/ Joshua Ruch
------------------------------------
Name:   Joshua Ruch
Title:  Managing Member



ATLAS CAPITAL HOLDING L.L.C.
as successor to ATLAS CAPITAL CORP.




By: /s/ Joshua Ruch
------------------------------------
Name:   Joshua Ruch
Title:  Managing Member




JOSHUA RUCH


By:  /s/  Joshua Ruch
------------------------------------